# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASSEMBLY BIOSCIENCES, INC., CIK 0001426800
CUSIP: 045396207
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: Two Tower Place, 7th Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 08/11/2025
Amends the filing with accession number 0001079973-25-001246
Filed by CIK 0001999256

## Reporting persons
- Alexander Schornstein: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 543,523; shared voting power 0; sole dispositive power 543,523; shared dispositive power 0; aggregate amount beneficially owned 543,523 (3.49% of the class)

## Item 1. Issuer
Name of issuer: ASSEMBLY BIOSCIENCES, INC.
Address of issuer's principal executive offices: Two Tower Place, 7th Floor, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing: Alexander Schornstein
Address of principal business office or, if none, residence:
Kaiser-Friedrich-Allee 2, 52074 Aachen
Germany
004915142314669
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
543,523

Includes 451,219 shares of Common Stock held by Alexander Schornstein and 92,024 shares of Common Stock held by Camino Capital GmbH, in which Alexander Schornstein is the sole beneficial owner and has sole voting power.

This Schedule 13G/A Amendment No. 3 serves to amend the prior Schedule 13G filed with the U.S. Securities and Exchange Commission on August 12, 2025, by Alexander Schornstein under Rule 13d-2(b) (the "Prior Filing"). This amendment addresses certain clerical errors in the Prior Filing, and clarifies that the Prior Filing should be 13G/A Amendment No.2. The Reporting Person's ownership has been updated to include transactions that occurred until the date of this filing. The Reporting Person, as of the day of this filing, no longer owns at least 5% of the Company's outstanding shares, and thus is no longer a beneficial owner. The Reporting Person is no longer required to file additional amendments to Schedule 13G pursuant to Rule 13d-2(d).
Percent of class:
3.49%

Based upon 15,560,009 shares of common stock of the Issuer issued and outstanding as stated in the Company's registration statement on Form S-3 filed with the United States Securities and Exchange Commission on March 20, 2025, as amended by the registration adding securities to prior Form S-3 on Form S-3MEF filed on August 8, 2025. The offering contemplated in the registration statements was closed on August 11, 2025.
Sole power to vote or to direct the vote: 543,523
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 543,523
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alexander Schornstein: /s/ Alexander Schornstein, Alexander Schornstein (08/18/2025)